August 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonnet BioTherapeutics Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-258092)

Ladies and Gentlemen:

The Company hereby withdraws the request for acceleration contained in its letter dated August 16, 2021 and, in accordance with Rule 461 under the Securities Act of 1933, as amended, requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:30 p.m., Eastern Time, on August 19, 2021, or as soon as practicable thereafter.

Please call Alexander E. Dinur of Lowenstein Sandler LLP at 973-422-6732 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

SONNET BIOTHERAPEUTICS HOLDINGS, INC.

By:	/s/ Pankaj Mohan
Name:	Pankaj Mohan
Title:	Chief Executive Officer